CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended March 31,
(Dollars in thousands)	2016	2015
Basic Earnings Per Share
Net income	$1,480	$1,342
Weighted average common shares	2,741,379	2,739,405

Basic Earnings Per Share	$0.54	$0.49

Diluted Earnings Per Share
Net income	$1,480	$1,342
Weighted average common shares	2,741,379	2,739,405
Weighted average effect of assumed stock options	—	2,588

Total	2,741,379	2,741,993

Diluted Earnings Per Share	$0.54	$0.49